

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2017

Via E-mail
Jeffrey Karsh
Chief Executive Officer
1st stREIT Office Inc.
10990 Wilshire Boulevard, Suite 1060
Los Angeles, CA 90024

> **Re: 1st stREIT Office Inc.**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted May 5, 2017**
> **CIK No. 0001700461**

Dear Mr. Karsh:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 of our letter dated April 7, 2017. Please revise your offering statement to reflect the information provided in your response, including that your officers, employees and associated persons intend to conduct the offering in accordance with Rule 3a4-1.

Unaudited Pro Forma Condensed Financial Information, page F-2

2.   We note from your disclosure in note (b) that you expect to refinance the existing mortgage loan upon acquisition with a senior loan in the amount of $24.6 million on a ten year term at a 4.4% fixed interest rate. Please clarify for us whether this transaction is reflected in the pro forma financial information.

Table V – Sales or Disposals of Properties by Program, page A-6

3.   We note your disclosure in footnotes (2) and (3) that the sales reflect a full investment realization yielding a 13.7% IRR and an equity multiple of 1.43x and a 45.8% IRR and an equity multiple of 2.39x, respectfully. Please explain to us how you calculate these return amounts, including whether these amounts include any return of capital. In addition, please explain to us how you determined it was appropriate to include these return amounts.

Annex A

4.   With a view to disclosure, please provide us an analysis regarding your calculation of NAV, including:

- the process by which the value estimate will be determined, including the role of each of the parties involved in the process and the primary valuation methods used;
- the key assumptions used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions.

Please also revise to specify the party that is ultimately responsible for the NAV calculation. Please note that we continue to evaluate your NAV disclosure and we may have further comments.

You may contact Isaac Esquivel, Staff Accountant, at 202-551-3395 or Daniel Gordon, Senior Assistant Chief Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities